FINANCIAL PRODUCTS FACT SHEET U1864	Filed pursuant to Rule 433 Registration Statement Nos. 333-202913 and 333-180300-03

Market Linked Securities—Auto-Callable with Contingent Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index due January 4, 2019

Fact Sheet to Preliminary Pricing Supplement U1864 dated December 16, 2016

Summary of Terms

Issuer	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Agent	Wells Fargo Securities, LLC
Term	2 years (unless earlier automatic call)
Market Measures	S&P 500® Index, Russell 2000® Index and EURO STOXX 50® Index (each, an “Index”)
Pricing Date	December 29, 2016
Issue Date	January 4, 2016
Original Offering Price	$1,000 per security
Contingent Coupon Payments	See “How contingent coupon payments are calculated” on page 2
Contingent Coupon Rate	6.80% - 7.80% per annum, to be determined on the pricing date
Automatic Call	See “How to determine if the securities will be automatically called” on page 2
Calculation Days	Quarterly, on the 28th day of each March, June, September, and December, commencing March 2017 and ending on the final calculation day. To the extent that we make any change to the expected pricing date or expected issue date, the calculation days may also be changed in our discretion to ensure that the term of the securities remains the same.
Final Calculation Day	December 28, 2018
Payment at Stated Maturity	See “How the payment at stated maturity is calculated” on page 2
Stated Maturity	January 4, 2019. To the extent that we make any change to the expected pricing date or expected issue date, stated maturity may also be changed in our discretion to ensure that the term of the securities remains the same.
Lowest Performing Index	See “How the lowest performing Index is determined” on page 2
Starting Level	For each Index, its closing level on the pricing date
Ending Level	For each Index, its closing level on the final calculation day
Threshold Level	For each Index, 65% of its starting level
Calculation Agent	Credit Suisse International
Denominations	$1,000 and any integral multiple of $1,000
Fees	Wells Fargo Securities, LLC (“WFS”) will act as agent for the securities. The agent may resell the securities to other securities dealers at the original offering price of the securities less a concession not in excess of $22.50 per security. Such securities dealers may include Wells Fargo Advisors (“WFA”) (the trade name of the retail brokerage business of WFS affiliates, Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC). In addition to the concession allowed to WFA, WFS will pay $0.75 per security of the agent’s discount to WFA as a distribution expense fee for each security sold by WFA.
CUSIP	22548QQU2

Investment Description

•	Linked to the lowest performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index (each referred to as an “Index”, and collectively as the “Indices”)

•	Unlike ordinary debt securities, the securities do not provide for fixed payments of interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic call prior to stated maturity upon the terms described below. Whether the securities pay a contingent coupon, whether the securities are automatically called prior to stated maturity and, if they are not automatically called, whether you are repaid the original offering price of your securities at stated maturity will depend in each case on the closing level of the lowest performing Index on the relevant calculation day. The lowest performing Index on any calculation day is the Index that has the lowest closing level on that calculation day as a percentage of its starting level

•	Contingent Coupon: The securities will pay a contingent coupon on a quarterly basis until the earlier of stated maturity or automatic call if, and only if, the closing level of the lowest performing Index on the calculation day for that quarter is greater than or equal to its threshold level. However, if the closing level of the lowest performing Index on a calculation day is less than its threshold level, you will not receive any contingent coupon for the relevant quarter. The contingent coupon rate will be determined on the pricing date and will be within the range of 6.80% to 7.80% per annum

•	Automatic Call: If the closing level of the lowest performing Index on any of the quarterly calculation days from June 2017 to September 2018, inclusive, is greater than or equal to its starting level, the securities will be automatically called for the original offering price plus a final contingent coupon payment

•	Potential Loss of Principal: If the securities are not automatically called prior to stated maturity, you will receive the original offering price at stated maturity if, and only if, the ending level of the lowest performing Index is greater than or equal to its threshold level. If the ending level of the lowest performing Index is less than its threshold level, you will lose more than 35%, and possibly all, of the original offering price of your securities

•	The threshold level of each Index is equal to 65% of its starting level

•	If the securities are not automatically called prior to stated maturity, you will have full downside exposure to the lowest performing Index from its starting level to its ending level if its ending level is less than its threshold level, but you will not participate in any appreciation of any Index and will not receive any dividends on securities included in any Index

•	Your return on the securities will depend solely on the performance of the Index that is the lowest performing Index on each calculation day. You will not benefit in any way from the performance of the better performing Indices. Therefore, you will be adversely affected if any Index performs poorly, even if the other Indices perform favorably

•	All payments on the securities are subject to the credit risk of Credit Suisse; if Credit Suisse defaults on its obligations, you could lose some or all of your investment

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the pricing date will be between $945 and $975 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our internal funding rate)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the pricing date. See “Investment Description” and “Selected Risk Considerations” in the accompanying preliminary pricing supplement.

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” in this fact sheet and “Selected Risk Considerations” in the accompanying preliminary pricing supplement.

This fact sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Supplemental terms of the securities

For purposes of the securities offered by the accompanying pricing supplement, all references to each of the following defined terms used in the accompanying product supplement will be deemed to refer to the corresponding defined term used in such pricing supplement, as set forth in the table below:

Product Supplement Defined Term	Pricing Supplement Defined Term
Reference Index	Index
Trade Date	Pricing date
Valuation Date	Final calculation day
Maturity Date	Stated maturity
Early Redemption	Automatic call
Observation Date	Calculation day
Early Redemption Date	Call settlement date
Lowest Performing Underlying	Lowest performing Index
Initial Level	Starting level
Final Level	Ending level
Knock-In Level	Threshold level

How the lowest performing Index is determined

The lowest performing Index on any calculation day is the Index with the lowest performance factor on that calculation day.

The performance factor, with respect to an Index on any calculation day, will be its closing level on such calculation day divided by its starting level (expressed as a percentage).

How contingent coupon payments are calculated

On each contingent coupon payment date, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate if, and only if, the closing level of the lowest performing Index on the related calculation day is greater than or equal to its threshold level.

If the closing level of the lowest performing Index on any calculation day is less than its threshold level, you will not receive any contingent coupon payment on the related contingent coupon payment date. If the closing level of the lowest performing Index is less than its threshold level on all quarterly calculation days, you will not receive any contingent coupon payments over the term of the securities.

Each quarterly contingent coupon payment, if any, will be calculated per security as follows:

$1,000 x contingent coupon rate x (90 / 360)

The contingent coupon rate will be determined on the pricing date and will be within the range of 6.80% to 7.80% per annum. Any contingent coupon payments will be rounded to the nearest cent, with one-half cent rounded upward.

How to determine if the securities will be automatically called

If the closing level of the lowest performing Index on any of the quarterly calculation days from June 2017 to September 2018, inclusive, is greater than or equal to its starting level, the securities will be automatically called, and on the related call settlement date you will be entitled to receive a cash payment per security equal to the original offering price per security plus a final contingent coupon payment. The securities will not be subject to automatic call until the second quarterly calculation day, which is approximately six months after the issue date.

If the securities are automatically called, they will cease to be outstanding on the related call settlement date and you will have no further rights under the securities after such call settlement date.

How the payment at stated maturity is calculated

If the securities are not automatically called prior to stated maturity, you will receive at stated maturity a payment per security equal to the redemption amount (in addition to the final contingent coupon payment, if any). The redemption amount per security will be determined as follows:

•	If the ending level of the lowest performing Index is greater than or equal to its threshold level, the redemption amount at maturity will be equal to $1,000

•	If the ending level of the lowest performing Index is less than its threshold level, the redemption amount at maturity will be equal to:

If the securities are not automatically called prior to stated maturity and the ending level of the lowest performing Index is less than its threshold level, you will lose more than 35%, and possibly all, of the original offering price of your securities at stated maturity.

Any return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of any Index, but you will have full downside exposure to the lowest performing Index on the final calculation day if the ending level of that Index is less than its threshold level.

Hypothetical Payout Profile

The following profile illustrates the potential payment at stated maturity on the securities (excluding the final contingent coupon payment, if any) for a range of hypothetical performances of the lowest performing Index on the final calculation day from its starting level to its ending level, assuming the securities have not been automatically called prior to the stated maturity. This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual ending level of the lowest performing Index on the final calculation day and whether you hold your securities to stated maturity. The performance of the better performing Indices is not relevant to your return on the securities.

Hypothetical Returns

If the securities are automatically called: If the securities are automatically called prior to stated maturity, you will receive the original offering price of your securities plus a final contingent coupon payment on the call settlement date. In the event the securities are automatically called, your total return on the securities will equal any contingent coupon payments received prior to the call settlement date and the contingent coupon payment received on the call settlement date.

If the securities are not automatically called:

If the securities are not automatically called prior to stated maturity, the following table illustrates, for a range of hypothetical performance factors of the lowest performing Index on the final calculation day, the hypothetical redemption amount payable at stated maturity per security (excluding the final contingent coupon payment, if any). The performance factor of the lowest performing Index on the final calculation day is its ending level expressed as a percentage of its starting level (i.e. its ending level divided by its starting level).

Hypothetical performance factor of lowest performing Index on final calculation day	Hypothetical payment at stated maturity per security
175.00%	$1,000.00
160.00%	$1,000.00
150.00%	$1,000.00
140.00%	$1,000.00
130.00%	$1,000.00
120.00%	$1,000.00
110.00%	$1,000.00
100.00%	$1,000.00
90.00%	$1,000.00
80.00%	$1,000.00
70.00%	$1,000.00
65.00%	$1,000.00
64.00%	$640.00
60.00%	$600.00
50.00%	$500.00
40.00%	$400.00
35.00%	$350.00

The above figures do not take into account contingent coupon payments, if any, received during the term of the securities. As evidenced above, in no event will you have a positive rate of return based solely on the redemption amount received at maturity; any positive return will be based solely on the contingent coupon payments, if any, received during the term of the securities. Each security has an original offering price of $1,000.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. If the securities are not automatically called prior to stated maturity, the actual amount you will receive at stated maturity will depend on the actual ending level of the lowest performing Index on the final calculation day. The performance of the better performing Indices is not relevant to your return on the securities.

Selected Risk Considerations

The risk factors listed below are discussed in detail in the “Selected Risk Considerations” section in the accompanying preliminary pricing supplement. Please review those risk disclosures carefully.

•	If The Securities Are Not Automatically Called Prior To Stated Maturity, You May Lose Some Or All Of The Original Offering Price Of Your Securities At Stated Maturity.

•	The Securities Do Not Provide For Regular Fixed Interest Payments.

•	The Securities Are Subject To The Full Risks Of Each Index And Will Be Negatively Affected If Any Index Performs Poorly, Even If The Other Indices Perform Favorably.

•	Your Return On The Securities Will Depend Solely On The Performance Of The Index That Is The Lowest Performing Index On Each Calculation Day, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Indices.

•	The Starting Level of Any Index May Be Determined On A Date Later Than The Pricing Date.

•	More Favorable Terms Are Generally Associated With Greater Expected Volatility, And Can Indicate A Greater Risk Of Loss.

•	The Securities Will Not Pay More Than The Original Offering Price Of Your Securities, Plus The Applicable Contingent Coupon Payment, If Any, At Stated Maturity Or Upon Automatic Call.

•	The Securities Are Subject To A Potential Automatic Call, Which Would Limit Your Opportunity To Be Paid Contingent Coupon Payments Over The Full Term Of The Securities.

•	Historical Performance Of Any Index Is Not Indicative Of Future Performance.

•	We And Our Affiliates Generally Do Not Have Any Affiliation With Any Index Or Index Sponsor And Are Not Responsible For Its Public Disclosure of Information.

•	Changes To Any Index Could Adversely Affect The Securities.

•	We Cannot Control The Actions Of Any Issuers Whose Equity Securities Are Included In Or Held By Any Index.

•	The Securities Are Linked To The Russell 2000® Index And Are Subject To The Risks Associated With Small-Capitalization Companies.

•	The Closing Level of the EURO STOXX 50® Index Will Not Be Adjusted For Changes In Exchange Rates Relative To The U.S. Dollar Even Though The Equity Securities Included In The EURO STOXX 50® Index Are Traded In A Foreign Currency and the Securities Are Denominated In U.S. Dollars.

•	Risks Associated With Investments In Securities Linked To The Performance of Foreign Equity Securities.

•	The Securities Are Subject To The Credit Risk Of Credit Suisse.

•	The Estimated Value Of The Securities On The Pricing Date May Be Less Than The Original Offering Price.

•	Effect Of Interest Rate Used In Structuring The Securities.

•	The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which Credit Suisse Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.

•	A Contingent Coupon Payment Date, A Call Settlement Date And The Stated Maturity May Be Postponed If A Calculation Day Is Postponed.

•	Postponement Of Certain Dates May Adversely Affect Your Return.

•	Credit Suisse Is Subject To Swiss Regulation.

•	The Securities Will Not Be Listed On Any Securities Exchange And A Trading Market For The Securities May Not Develop.

•	Our Economic Interests Are Potentially Adverse To Your Interests.

•	Unpredictable Economic And Market Factors Will Affect The Value Of The Securities.

•	No Ownership Rights Relating To The Indices.

•	No Dividend Payments Or Voting Rights.

•	The U.S. Federal Income Tax Consequences Of The Securities Are Not Certain.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated December 16, 2016, Underlying Supplement dated December 2, 2016, Product Supplement No. I dated May 4, 2015, Prospectus Supplement and Prospectus dated May 4, 2015, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010316018743/dp71144_424b2-u1864.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the original offering price per security. Credit Suisse, WFS and their affiliates are not obligated to purchase the securities from you at any time prior to maturity.

Not a research report

This material is not a product of Credit Suisse’s research department.

Consult your tax advisor

Investors should review carefully the accompanying preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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